UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Gannett Co., Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

36473H104

(CUSIP Number)

Marshall anstandig

MNG ENTERPRISES, inc.

101 W. Colfax Avenue

Denver, Colorado 80202

(408) 920-5784

STEVE WOLOSKY, ESQ.

andrew freedman, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

MNG Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,807,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,807,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,807,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

MNG Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,807,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,807,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,807,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,807,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,807,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,807,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,807,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,807,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,807,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

IA, OO

5

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,807,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,807,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,807,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Dana Needleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Steven Rossi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 36473H104

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Dana Needleman and Steven Rossi are no longer members of the Section 13(d) group.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares reported herein were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,807,598 Shares reported herein is approximately $46,075,419, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Following the conclusion of the Issuer's annual meeting of stockholders held on May 16, 2019, Dana Needleman and Steven Rossi are no longer members of the Section 13(d) group.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 114,520,008 Shares outstanding as of May 2, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2019.

A.	MNG
(a)	MNG, as the sole member of MNG Holdings, may be deemed the beneficial owner of the 4,807,598 Shares owned by Opportunities.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,807,598
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,807,598

(c)	MNG has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Opportunities since the filing of Amendment No. 2 are set forth in Schedule A and incorporated herein by reference.
9

CUSIP NO. 36473H104

B.	MNG Holdings
(a)	MNG Holdings, as the managing member of Opportunities, may be deemed the beneficial owner of the 4,807,598 Shares owned by Opportunities.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,807,598
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,807,598

(c)	MNG Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Opportunities since the filing of Amendment No. 2 are set forth in Schedule A and incorporated herein by reference.
C.	Opportunities
(a)	As of the close of business on May 22, 2019, Opportunities beneficially owned 4,807,598 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,807,598
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,807,598

(c)	The Transactions in the Shares by Opportunities since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.
D.	Alden
(a)	Alden, as the investment manager of funds that collectively hold a majority voting interest in MNG, may be deemed the beneficial owner of the 4,807,598 Shares owned by Opportunities.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,807,598
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,807,598

(c)	Alden has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Opportunities since the filing of Amendment No. 2 are set forth in Schedule A and incorporated herein by reference.
10

CUSIP NO. 36473H104

E.	Mr. Freeman
(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 4,807,598 Shares owned by Opportunities.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,807,598
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,807,598

(c)	Mr. Freeman has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Opportunities since the filing of Amendment No. 2 are set forth in Schedule A and incorporated herein by reference.
F.	Ms. Needleman
(a)	As of the close of business on May 22, 2019, Ms. Needleman did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Needleman has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
G.	Mr. Rossi
(a)	As of the close of business on May 22, 2019, Mr. Rossi did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rossi has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, beneficially own the Shares owned in the aggregate by the other members of the group. Each Reporting Person disclaims beneficial ownership of such Shares that such person does not directly own.

(e)       As of May 21, 2019, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

11

CUSIP NO. 36473H104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2019

MNG Enterprises, Inc.

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

MNG Investment Holdings LLC

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Strategic Investment Opportunities LLC

By:	MNG Investment Holdings LLC, its managing member

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman Individually and as attorney-in-fact for Dana Needleman and Steven Rossi

12

CUSIP NO. 36473H104

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2

Nature of the Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Strategic Investment opportunities llc

Sale of Common Stock	(1,000,000)	8.6266	05/17/2019
Sale of Common Stock	(1,300,000)	8.0515	05/20/2019
Sale of Common Stock	(1,000,000)	7.9315	05/21/2019
Sale of Common Stock	(399,201)	7.8748	05/22/2019